UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
FOXHOLLOW TECHNOLOGIES, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
35166A103

(CUSIP Number)
Celia Colbert
Vice President, Secretary, and
Assistant General Counsel
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
November 9, 2006

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13 D

CUSIP NO. 35166A103	Page 2 of 10

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Merck & Co., Inc. 22-1109110

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New Jersey

	7	SOLE VOTING POWER:

NUMBER OF		3,206,318

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,206,318

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,206,318

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 29,114,077 shares of common stock of FoxHollow Technologies, Inc. issued and outstanding on November 9, 2006.

ITEM 1. SECURITY AND ISSUER
This Schedule 13D relates to the common stock, par value $0.001 per share (the “FoxHollow Common Stock”), of FoxHollow Technologies, Inc., a Delaware corporation (“FoxHollow”). The principal executive offices of FoxHollow are located at 740 Bay Road, Redwood City, California 94063-2469.
ITEM 2. IDENTITY AND BACKGROUND
(a)-(c), (f) This Schedule 13D is being filed by Merck & Co., Inc., a New Jersey corporation (“Merck”). Merck is a pharmaceutical company that discovers, develops, manufactures and markets a broad range of human and animal health products directly and through its joint ventures. The address of Merck’s principal executive offices is One Merck Drive, Whitehouse Station, NJ 08889-0100. The name, business address, citizenship and present principal occupation of each executive officer and director of Merck are set forth in Annex I to this Schedule 13D, which is incorporated herein by reference.
(d)-(e) During the five years prior to the date hereof, neither Merck nor, to the best knowledge of Merck, any person listed on Annex I to this Schedule 13D has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Merck paid an aggregate of $95,000,000 in cash for the shares of common stock of FoxHollow subject to this Schedule 13D. The source of these funds was working capital.
ITEM 4. PURPOSE OF TRANSACTION
On September 26, 2006, Merck entered into an Amended and Restated Collaboration and License Agreement with FoxHollow, which, among other things, expanded the collaboration between Merck and FoxHollow relating to the analysis of atherosclerotic plaque removed from patient arteries with the objective of identifying new biomarkers of atherosclerotic disease progression. In connection with entering into the Amended and Restated Collaboration and License Agreement, Merck and FoxHollow entered into a Stock Purchase Agreement pursuant to which, among other things, Merck agreed to purchase from FoxHollow 3,206,318 newly issued shares of common stock of FoxHollow (the “Purchased Common Stock”) for an aggregate purchase price of $95,000,000 in cash.
Pursuant to the Stock Purchase Agreement, FoxHollow and Merck have also agreed, among other things, as follows:
     (i) prior to the earliest of (x) the third anniversary of closing, (y) termination of the Amended and Restated Collaboration and License Agreement, or (z) the failure of the Investor Director (as defined below) to be re-elected to FoxHollow Board of Directors at FoxHollow’s

2009 annual meeting (the “Lock Up Period”), the Purchased Common Stock may not be transferred by Merck except: (A) to affiliates of Merck, provided that such affiliate agrees to be subject to certain restrictions, or (B) in connection with a Change of Control (as defined in the Stock Purchase Agreement) of FoxHollow, in which the Purchased Common Stock is converted or exchanged;
     (ii) during the time prior to the third anniversary of closing, neither Merck nor any of its affiliates shall, unless and until it shall have received the prior written consent of FoxHollow’s Board of Directors excluding the Investor Director, directly or indirectly (u) acquire any securities of FoxHollow or any security convertible into such securities, with certain exceptions, (v) publicly propose any merger, business combination or similar transaction involving FoxHollow, (w) make any solicitation of proxies or consents with respect to any securities of the FoxHollow, or seek to advise or influence any person with respect to the voting of any securities of FoxHollow, (x) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Act) with respect to any voting securities of FoxHollow, (y) knowingly encourage any other person to take actions in connection with any of the foregoing, or (z) make any publicly disclosed proposal regarding the foregoing;
     (iii) Merck has the right to designate one individual (an “Investor Director”) as a Class II Member of FoxHollow’s Board of Directors, and for so long as Merck owns both (x) in excess of 50% of the Purchased Common Stock and (y) 5% or more of the aggregate issued and outstanding FoxHollow Common Stock (the “Threshold Ownership Requirement”), FoxHollow will use commercially reasonable best efforts to cause the Investor Director to be maintained as a Class II Member of FoxHollow’s Board of Directors;
     (iv) for so long as the Threshold Ownership Requirement is maintained, prior written approval of the Investor Director is required to (x) increase the number of FoxHollow directors above nine, (y) except for preferred stock issuable pursuant to a stockholders rights plan or convertible debt issued by FoxHollow, issue any preferred stock prior to the third anniversary of closing, or (z) enter into any material agreement that would, in the exercise of reasonable business judgment of the independent members of FoxHollow’s Board of Directors excluding the Investor Director, materially impair or restrict FoxHollow’s ability to fulfill its obligations under the terms of the Amended and Restated Collaboration and License Agreement;
     (v) until the earlier of the termination of the Threshold Ownership Requirement or the third anniversary of closing, Merck shall have the right to purchase, on a pro rata basis, any FoxHollow Common Stock or securities exchangeable for FoxHollow Common Stock which FoxHollow proposes to issue or sell in an offering that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), with certain exceptions;
     (vi) if prior to the third anniversary of closing, FoxHollow shall issue any FoxHollow Common Stock in an offering that is exempt from the registration requirements of the Securities Act, for consideration per share of FoxHollow Common Stock that is both (x) less than $29.629 and (y) at least a 5% discount to the ten-day trading average of FoxHollow Common Stock as of the ten trading days immediately proceeding such sale, then FoxHollow shall, subject to certain exceptions, issue to Merck, without any required additional consideration from Merck, additional shares of FoxHollow Common Stock; and

     (vii) if at any time prior to the third anniversary of closing, (x) any of certain specified persons beneficially owns 20% or more of the outstanding voting securities of FoxHollow, (y) Dr. John Simpson, for reasons other than his death or disability, is no longer an officer or director of FoxHollow, or (z) there is a Change of Control of FoxHollow, then (A) FoxHollow shall immediately become obligated to file a shelf registration statement for the benefit of Merck in accordance with the terms of the Registration Rights Agreement, (B) the Lock-Up Period shall automatically terminate; and (C) Merck shall have the right, at its option and upon written notice, to terminate the Amended and Restated Collaboration and License Agreement.
A copy of the Stock Purchase Agreement is attached as Exhibit 7.01 hereto and the foregoing summary is qualified in its entirety by reference thereto.
In connection with the execution and delivery of the Stock Purchase Agreement, Merck and FoxHollow also entered into a Registration Rights Agreement. Pursuant to the Registration Rights Agreement, as soon as practicable following the expiration of the Lock Up Period, but in any event within 90 days of the expiration of the Lock Up Period, FoxHollow must prepare and file a shelf registration statement under the Securities Act with respect to the Purchased Shares (as well as any additional shares that may be acquired pursuant to Merck’s rights under the Stock Purchase Agreement). FoxHollow will cause such shelf registration statement to be continuously effective for 36 months after effectiveness.
A copy of the Registration Rights Agreement is attached as Exhibit 7.02 hereto and the foregoing summary is qualified in its entirety by reference thereto.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) Merck beneficially owns 3,206,318 shares of FoxHollow Common Stock, which represent approximately 11% of the issued and outstanding shares of common stock of FoxHollow, based on 29,114,077 shares of common stock of FoxHollow issued and outstanding on November 9, 2006. Merck has sole voting and dispositive power with respect to the FoxHollow Common Stock. To the best of Merck’s knowledge, none of the persons listed on Annex I to this Schedule 13D may be deemed to beneficially own any of the FoxHollow Common Stock.
(c) There have been no transactions in FoxHollow Common Stock by Merck or, to the best knowledge of Merck, any of the persons listed on Annex I to this Schedule 13D, during the last 60 days.
(d) Not applicable.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
7.01	Stock Purchase Agreement, dated as of September 26, 2006, between FoxHollow Technologies, Inc. and Merck & Co., Inc.

7.02	Registration Rights Agreement, dated as of September 26, 2006, between FoxHollow Technologies, Inc. and Merck & Co., Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 20, 2006

MERCK & CO., INC.

By:	/s/ Celia A. Colbert
	Name:	Celia A. Colbert
	Title:	Vice President, Secretary and Assistant General Counsel

ANNEX I
EXECUTIVE OFFICERS AND DIRECTORS OF MERCK & CO., INC.
The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Merck & Co., Inc. is set forth below.

Name	Business Address	Principal Occupation
DAVID W. ANSTICE (Citizen of Australia)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Executive Vice President, Strategy Initiatives

LAWRENCE A. BOSSIDY (United States Citizen)	452 West Mountain Road Ridgefield, CT 06877	Director of Merck / Director, J.P. Morgan Chase & Co. and Berkshire Hills Bancorp, Inc.

WILLIAM G. BOWEN (United States Citizen)	The Andrew W. Mellon Foundation 140 East 62nd Street New York, NY 10021	Director of Merck / Senior Research Associate/President Emeritus, The Andrew W. Mellon Foundation

JOHN CANAN (Canadian Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Vice President, Controller

RICHARD T. CLARK (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Chief Executive Officer and President

CELIA A. COLBERT (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Vice President, Secretary and Assistant General Counsel

JOHNNETTA B. COLE (United States Citizen)	Bennett College for Women 900 East Washington Street Greensboro, NC 27401	Director of Merck / President, Bennett College for Women

WILLIE A. DEESE (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	President, Merck Manufacturing Division

CAROLINE DORSA (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Vice President and Treasurer

Name	Business Address	Principal Occupation
KENNETH C. FRAZIER (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Executive Vice President and General Counsel

MIRIAN M. GRADDICK-WEIR United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Senior Vice President, Human Resources

WILLIAM B. HARRISON, JR. (United States Citizen)	J.P. Morgan Chase & Co. 270 Park Avenue 8th Floor New York, NY 10017	Director of Merck / Chairman, J.P. Morgan Chase & Co.

WILLIAM N. KELLEY (United States Citizen)	University of Pennsylvania, School of Medicine Suite 757, BRB 2/3 421 Curie Blvd Philadelphia, PA 19104	Director of Merck / Professor of Medicine, Biochemistry and Biophysics, University of Pennsylvania, School of Medicine

STEVEN B. KELMAR (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Vice President, Public Affairs

PETER S. KIM (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	President, Merck Research Laboratories

ROCHELLE B. LAZARUS (United States Citizen)	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019	Director of Merck / Chairman and Chief Executive Officer, Ogilvy & Mather Worldwide

JUDY C. LEWENT (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Executive Vice President and Chief Financial Officer

PETER LOESCHER (Citizen of Austria)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	President, Global Human Health

MARGARET G. MCGLYNN (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	President, Merck Vaccines

STEFAN OSCHMANN (Citizen of Germany)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	President, Europe, Middle East, Africa & Canada

Name	Business Address	Principal Occupation
J. CHRIS SCALET (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Senior Vice President, Global Services, and Chief Information Officer

ADAM H. SCHECHTER (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	President, U.S. Human Health

THOMAS E. SHENK (United States Citizen)	Princeton University Dept. of Molecular Biology Washington Road Princeton, NJ 08544	Director of Merck / Elkins Professor, Department of Molecular Biology, Princeton University

ANNE M. TATLOCK (United States Citizen)	Fiduciary Trust Company International 600 Fifth Avenue 5th Floor New York, NY 10020	Director of Merck / Chairman and Chief Executive Officer, Fiduciary Trust Company International

SAMUEL O. THIER (United States Citizen)	Harvard Medical School Massachusetts General Hospital 55 Fruit Street, Bulfinch 370 Boston, MA 02114	Director of Merck / Professor of Medicine and Professor of Health Care Policy, Harvard Medical School

WENDY L. YARNO (United States Citizen)	Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Chief Marketing Officer

WENDELL P. WEEKS (United States Citizen)	Corning Incorporated 1 Riverfront Plaza Corning, NY 14831	Director of Merck / President and Chief Executive Officer, Corning Incorporated

PETER C. WENDELL (United States Citizen)	Sierra Ventures 2884 Sand Hill Road Suite 100 Menlo Park, CA 94025	Director of Merck / Managing Director, Sierra Ventures